INTERIM CONSOLIDATED FINANCIAL STATEMENTSS

Gildan Activewear Inc.
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)

	January 2, 2011	October 3, 2010	January 3, 2010
	(unaudited)	(audited)	(unaudited)
Current assets:
Cash and cash equivalents	$234,925	$258,442	$141,084
Trade accounts receivable	138,800	145,684	77,743
Income taxes receivable	-	-	1,095
Inventories (note 4)	366,474	332,542	344,963
Prepaid expenses and deposits	9,126	9,584	11,909
Other current assets	8,454	9,079	8,222
	757,779	755,331	585,016

Property, plant and equipment	494,303	479,292	420,523
Assets held for sale (note 7)	11,611	3,246	3,370
Intangible assets	59,849	61,321	67,042
Goodwill	10,197	10,197	6,709
Other assets	12,290	11,805	10,896

Total assets	$1,346,029	$1,321,192	$1,093,556

Current liabilities:
Accounts payable and accrued liabilities	$172,284	$186,205	$125,222
Dividends payable	9,113	-	-
Income taxes payable	3,617	5,024	-
Current portion of long-term debt	-	-	1,983
	185,014	191,229	127,205

Long-term debt	-	-	1,177
Future income taxes	4,502	4,476	15,902
Non-controlling interest in consolidated joint venture	11,150	11,058	7,435

Contingencies (note 13)

Shareholders' equity:
Share capital	98,343	97,036	93,537
Contributed surplus	11,328	10,091	7,749

Retained earnings	1,009,521	982,764	812,496
Accumulated other comprehensive income	26,171	24,538	28,055
	1,035,692	1,007,302	840,551
	1,145,363	1,114,429	941,837

Total liabilities and shareholders' equity	$1,346,029	$1,321,192	$1,093,556

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT–Q1 2011 P. 27

INTERIM CONSOLIDATED FINANCIAL STATEMENTSS

Gildan Activewear Inc.
Interim Consolidated Statements of Earnings and Comprehensive Income
(in thousands of U.S. dollars, except per share data)

	Three months ended
	January 2, 2011	January 3, 2010
	(unaudited)	(unaudited)

Net sales	$331,280	$220,415
Cost of sales	249,391	154,677

Gross profit	81,889	65,738

Selling, general and administrative expenses	41,641	33,999
Restructuring and other charges (note 7)	708	1,586

Operating income	39,540	30,153

Financial expense, net (note 12)	2,415	847
Non-controlling interest in consolidated joint venture	92	163

Earnings before income taxes	37,033	29,143

Income taxes	1,163	1,166

Net earnings	35,870	27,977

Other comprehensive income, net of related income taxes (note 9)	1,633	1,807

Comprehensive income	$37,503	$29,784

Earnings per share:
Basic EPS (note 8)	$0.30	$0.23
Diluted EPS (note 8)	$0.29	$0.23

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT–Q1 2011 P. 28

INTERIM CONSOLIDATED FINANCIAL STATEMENTSS

Gildan Activewear Inc.
Interim Consolidated Statements of Shareholders’ Equity
Three months ended January 2, 2011 and January 3, 2010
 (in thousands or thousands of U.S. dollars)

				Accumulated
				other		Total
	Share capital		Contributed	comprehensive	Retained	shareholders'
	Number	Amount	surplus	income	earnings	equity

Balance, October 3, 2010	121,352	$97,036	$10,091	$24,538	$982,764	$1,114,429
Stock-based compensation related to
stock options and Treasury restricted
share units	-	-	1,247	-	-	1,247
Shares issued under employee share
purchase plan	6	117	-	-	-	117
Shares issued pursuant to exercise of
stock options	152	1,190	(10)	-	-	1,180
Other comprehensive income (note 9)	-	-	-	1,633	-	1,633
Dividends declared	-	-	-	-	(9,113)	(9,113)
Net earnings	-	-	-	-	35,870	35,870

Balance, January 2, 2011 (unaudited)	121,510	$98,343	$11,328	$26,171	$1,009,521	$1,145,363

Balance, October 4, 2009	120,963	$93,042	$6,976	$26,248	$784,519	$910,785
Stock-based compensation related to
stock options and Treasury restricted
share units	-	-	1,059	-	-	1,059
Shares issued under employee share
purchase plan	6	163	-	-	-	163
Shares issued pursuant to exercise of
stock options	7	46	-	-	-	46
Shares issued pursuant to vesting of
Treasury restricted share units	34	286	(286)	-	-	-
Other comprehensive income (note 9)	-	-	-	1,807	-	1,807
Net earnings	-	-	-	-	27,977	27,977

Balance, January 3, 2010 (unaudited)	121,010	$93,537	$7,749	$28,055	$812,496	$941,837

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT–Q1 2011 P. 29

INTERIM CONSOLIDATED FINANCIAL STATEMENTSS

Gildan Activewear Inc.
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three months ended
	January 2, 2011	January 3, 2010
	(unaudited)	(unaudited)
Cash flows from (used in) operating activities:
Net earnings	$35,870	$27,977
Adjustments for non-cash items (note 10 (a))	18,405	16,490
	54,275	44,467
Changes in non-cash working capital balances:
Trade accounts receivable	7,076	82,553
Inventories	(31,823)	(40,524)
Prepaid expenses and deposits	458	(305)
Other current assets	(491)	616
Accounts payable and accrued liabilities	(13,290)	86
Income taxes	(1,390)	(12,955)
	14,815	73,938
Cash flows from (used in) financing activities:
Increase in other long-term debt	-	43
Repayment of other long-term debt	-	(1,270)
Proceeds from the issuance of shares	1,297	209
	1,297	(1,018)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(38,990)	(33,820)
Purchase of intangible assets	(435)	(189)
Proceeds on disposal of assets held for sale	167	3,717
Net increase in other assets	(626)	(1,073)
	(39,884)	(31,365)
Effect of exchange rate changes on cash and cash equivalents denominated in
foreign currencies	255	(203)
Net (decrease) increase in cash and cash equivalents during the period	(23,517)	41,352
Cash and cash equivalents, beginning of period	258,442	99,732
Cash and cash equivalents, end of period	$234,925	$141,084

Supplemental disclosure of cash flow information (note 10)

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT–Q1 2011 P. 30

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) )

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(For the period ended January 2, 2011)
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. BASIS OF PRESENTATION:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and include all normal and recurring entries that are necessary for a fair presentation of the statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended October 3, 2010.

The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the first fiscal quarter are traditionally not indicative of the results to be expected for the full fiscal year.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as those disclosed in Note 1 of its annual audited consolidated financial statements for the year ended October 3, 2010.

3. CHANGEOVER TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”):

In February 2008, the AcSB confirmed that IFRS, as issued by the International Accounting Standards Board, will replace Canadian generally accepted accounting principles for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to change over to IFRS for its fiscal 2012 interim and annual consolidated financial statements with comparative information for fiscal 2011.

In preparation for the changeover to IFRS, the Company has developed an IFRS transition plan. The Company has completed its initial phase, comprised of a diagnostic process, which involved a comparison of the Company’s current accounting policies under Canadian generally accepted accounting principles with currently issued IFRS. The second phase of the transition plan, which involved a detailed impact analysis of the identified differences, is substantially complete, and the final implementation phase is currently underway. As the IFRS transition plan progresses, the Company will continue to report on the status of its transition plan in its Management’s Discussion and Analysis.

4. INVENTORIES:

Inventories were comprised of the following:

	January 2, 2011	October 3, 2010	January 3, 2010

Raw materials and spare parts inventories	$71,883	$54,353	$41,860
Work in process	42,232	37,305	30,304
Finished goods	252,359	240,884	272,799
	$366,474	$332,542	$344,963

QUARTERLY REPORT–Q1 2011 P. 31

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) )

5. STOCK-BASED COMPENSATION:

The Company’s Long Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries.

Changes in outstanding stock options were as follows:

		Weighted average
	Number	exercise price
		(in Canadian dollars)

Options outstanding, October 3, 2010	1,299	$19.57
Granted	69	28.64
Exercised	(152)	7.84
Forfeited	(2)	25.34
Options outstanding, January 2, 2011	1,214	$21.54

As at January 2, 2011, 423,745 outstanding options were exercisable at the weighted average price of CA$17.06 (January 3, 2010 - 649,836 options at CA$10.16). Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during the three months ended January 2, 2011 was $13.36 (January 3, 2010 - $8.51).

Outstanding Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit

Treasury RSUs outstanding, October 3, 2010 and January 2, 2011	748	$19.93

As at January 2, 2011, none of the awarded and outstanding Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the options and Treasury RSUs, for the three months ended January 2, 2011 was $1.2 million (2010 - $1.1 million). The counterpart has been recorded as contributed surplus. When the shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

Changes in outstanding non-Treasury RSUs were as follows:

Number

Non-Treasury RSUs outstanding, October 3, 2010	313
Granted	151
Settled	(19)
Forfeited	(3)
Non-Treasury RSUs outstanding, January 2, 2011	442

As of January 2, 2011, the weighted average fair value per non-Treasury RSU was $28.49. No common shares are issued from treasury under such awards and they are, therefore, non-dilutive. As at January 2, 2011, none of the outstanding non-Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the non-Treasury RSUs, for the three months ended January 2, 2011 was $1.0 million (2010 - $1.1 million). The counterpart has been recorded in accounts payable and accrued liabilities.

QUARTERLY REPORT–Q1 2011 P. 32

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) )

6. GUARANTEES:

The Company, and some of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at January 2, 2011, the maximum potential liability under these guarantees was $24.2 million (October 3, 2010 - $21.8 million), of which $5.0 million (October 3, 2010 - $5.1 million) was for surety bonds and $19.2 million (October 3, 2010 - $16.7 million) was for corporate guarantees and standby letters of credit. The surety bonds are automatically renewed on an annual basis, and the corporate guarantees and standby letters of credit mature at various dates up to fiscal 2012.

As at January 2, 2011, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

7. RESTRUCTURING AND OTHER CHARGES AND ASSETS HELD FOR SALE:

During the first quarter of fiscal 2010, the Company announced plans to consolidate its distribution centres servicing retail customers at a new retail distribution centre in Charleston, South Carolina, which has resulted in the closure of its leased retail distribution facility in Martinsville, Virginia and its retail distribution facilities in Fort Payne, Alabama.   Restructuring and other charges related to these closures totalled $0.7 million for the first quarter of fiscal 2011, including $0.1 million of employee termination costs and other exit costs of $0.6 million consisting of inventory transfer costs, carrying and dismantling costs, and lease termination costs.  For the first quarter of fiscal 2010, restructuring and other charges totalled $1.6 million, including $1.1 million of accelerated depreciation and $0.3 million of employee termination costs related to the closures described above.  Restructuring and other charges for the first quarter of fiscal 2010 also included $0.4 million relating to carrying and dismantling costs for facility closures that occurred in previous fiscal years offset by a gain of $0.2 million on the disposal of assets held for sale.

Assets held for sale of $11.6 million as at January 2, 2011 (October 3, 2010 - $3.2 million; January 3, 2010 - $3.4 million) include property, plant and equipment primarily relating to closed facilities. The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred and until all property, plant and equipment related to the closures are disposed. Any gains or losses on the disposal of the assets held for sale relating to closed facilities will also be accounted for as restructuring charges as incurred.

8. EARNINGS PER SHARE:

A reconciliation between basic and diluted earnings per share is as follows:

	Three months ended
	January 2, 2011	January 3, 2010

Basic earnings per share:
Basic weighted average number of common shares outstanding	121,394	120,977
Basic earnings per share	$0.30	$0.23

Diluted earnings per share:
Basic weighted average number of common shares outstanding	121,394	120,977
Plus dilutive impact of stock options and Treasury RSUs	767	785
Diluted weighted average number of common shares outstanding	122,161	121,762
Diluted earnings per share	$0.29	$0.23

QUARTERLY REPORT–Q1 2011 P. 33

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) )

8. EARNINGS PER SHARE (continued):

Excluded from the above calculation for the three months ended January 2, 2011 are 574,429 (2010 – 926,064) stock options and nil (2010 – 65,500) Treasury RSUs which were deemed to be anti-dilutive.

9. OTHER COMPREHENSIVE INCOME:

Other comprehensive income was comprised of the following:

	Three months ended
	January 2, 2011	January 3, 2010

Net gain on derivatives designated as cash flow hedges	$990	$1,825
Income taxes	(10)	(18)

Amounts reclassified from other comprehensive income to net earnings, and included in:
Net sales	70	-
Selling, general and administrative expenses	(262)	-
Financial expense, net	852	-
Income taxes	(7)	-
	$1,633	$1,807

As at January 2, 2011, approximately $0.8 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next 12 months.

10. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments for non-cash items:

	Three months ended
	January 2, 2011	January 3, 2010

Depreciation and amortization (note 11 (a))	$17,796	$15,950
Variation of depreciation included in inventories (note 11 (a))	(2,109)	(2,572)
Restructuring charges related to assets held for sale and property,
plant and equipment (note 7)	-	894
Loss on disposal of property, plant and equipment	507	585
Stock-based compensation costs	1,247	1,059
Non-controlling interest	92	163
Unrealized net loss on foreign exchange and financial derivatives
not designated as cash flow hedges	204	411
Realized gain on financial derivatives included in other comprehensive
income, net of amounts reclassified to net earnings	668	-
	$18,405	$16,490

QUARTERLY REPORT–Q1 2011 P. 34

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) )

10. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(b)	Cash paid during the period for:

	Three months ended
	January 2, 2011	January 3, 2010

Interest	$255	$56
Income taxes	2,473	14,191

(c)	Non-cash transactions:

	January 2, 2011	October 3, 2010	January 3, 2010

Balance of non-cash transactions:
Additions to property, plant and equipment
included in accounts payable and accrued
liabilities	$2,907	$2,099	$612
Proceeds on disposal of long-lived assets in other
assets	289	427	653
Proceeds on disposal of long-lived assets in
other current assets	-	-	370
Dividends declared included in dividends payable	9,113	-	-

Non-cash ascribed value credited to share capital
from shares issued pursuant to vesting of
Treasury RSUs and exercise of stock options	$10	$2,125	$286

(d)	Cash and cash equivalents consist of:

	January 2, 2011	October 3, 2010	January 3, 2010

Cash balances with banks	$194,925	$196,279	$141,084
Short-term investments, bearing interest at rates
between 0.25% and 0.29%	40,000	62,163	-
	$234,925	$258,442	$141,084

QUARTERLY REPORT–Q1 2011 P. 35

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) )

11. OTHER INFORMATION:

(a)	Depreciation and amortization (excluding accelerated depreciation, which is included in restructuring and other charges):

	Three months ended
	January 2, 2011	January 3, 2010

Depreciation and amortization of property, plant and equipment
and intangible assets	$17,796	$15,950
Adjustment for the variation of depreciation of property, plant and
equipment included in inventories at the beginning and end of the period	(2,109)	(2,572)
Depreciation and amortization included in the interim consolidated
statements of earnings and comprehensive income	$15,687	$13,378

Consists of:
Depreciation of property, plant and equipment	$13,777	$11,131
Amortization of intangible assets	1,907	2,240
Amortization of deferred financing costs and other	3	7
Depreciation and amortization included in the interim consolidated
statements of earnings and comprehensive income	$15,687	$13,378

(b)	The Company recorded bad debt expense of $0.1 million (2010 – $0.1 million) for the three months ended January 2, 2011. Bad debt expense is included in selling, general and administrative expenses.

(c)
The Company expensed $2.6 million (2010 - $1.8 million) in cost of sales for the three months ended January 2, 2011, representing management’s best estimate of the cost of statutory severance and pre-notice benefit obligations accrued for active employees located in the Caribbean Basin and Central America.

12. FINANCIAL INSTRUMENTS:

(a)	Financial expense, net:

	Three months ended
	January 2, 2011	January 3, 2010

Interest expense (income)	$138	$(6)
Bank and other financial charges	410	293
Foreign exchange loss	521	560
Derivative loss on financial instruments not designated for hedge
accounting	1,346	-
	$2,415	$847

(b)	Derivative instruments:

The Company has entered into forward foreign exchange contracts in order to reduce the exposure of forecasted cash flows in currencies other than the U.S. dollar. The forward foreign exchange contracts were designated as cash flow hedges and qualified for hedge accounting. As such, the effective portion of unrealized gains and losses related to the fair value of the cash flow hedges are included in other comprehensive income, and are recognized in net earnings in the same period in which the foreign exchange impact of the forecasted cash flow affects net earnings. The forward foreign exchange contracts outstanding as at January 2, 2011 consisted primarily of contracts to sell Euros, Australian dollars, Canadian dollars, and Pounds sterling in exchange for U.S. dollars.

QUARTERLY REPORT–Q1 2011 P. 36

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) )

12. FINANCIAL INSTRUMENTS (continued):

(b)	Derivative instruments (continued):

As at January 2, 2011, the derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective.

		Carrying and fair value		Maturity
	Notional U.S.	Other current	Accounts payable	0 to 6	7 to 12
	equivalent	assets	and accrued liabilities	months	months

January 2, 2011
Derivative instruments designated as cash flow hedges:
Forward foreign exchange
contracts	$88,954	$19	$(1,415)	$(930)	$(466)

January 3, 2010
Derivative instruments designated as cash flow hedges:
Forward foreign exchange
contracts	$47,769	$1,825	$-	$1,185	$640

13. CONTINGENCIES:

The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. The U.S. lawsuits have been consolidated, and a consolidated amended complaint was filed alleging claims under the U.S. securities laws (the “U.S Action”). A proposed class action has also been filed in the Ontario Superior Court of Justice (the “Ontario Action”) and a petition for authorization to commence a class action has been filed in the Quebec Superior Court (the “Quebec Action”). Each of these U.S. and Canadian lawsuits seek to represent a class comprised of persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 (the “Class Members”) and allege, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its earnings guidance concerning the 2008 fiscal year, which was subsequently revised on April 29, 2008.

On July 1, 2009, the United States District Court for the Southern District of New York granted the motion by the Company and other defendants to dismiss the U.S. Action in its entirety, holding that the consolidated amended complaint failed to adequately allege the essential elements of a claim under the applicable provisions of the U.S. securities laws, including the existence of a material misstatement and fraudulent intent. On July 17, 2009, plaintiffs filed a motion seeking reconsideration of this decision only insofar as it declined to grant plaintiffs an opportunity to file a second amended complaint. On July 31, 2009, the Company and the other defendants filed a response to plaintiffs’ motion seeking reconsideration. On December 4, 2009, the plaintiffs’ motion seeking reconsideration was denied. The plaintiff’s have appealed the decisions on the motion for reconsideration and the motion to dismiss, but no date has been set yet for the appeal.

In addition to pursuing common law claims, the Ontario Action proposes to seek leave from the Ontario Superior Court of Justice to also bring statutory misrepresentation civil liability claims under Ontario’s Securities Act. A motion, along with affidavit evidence, for leave to pursue such statutory liability claims and class certification have been filed by the plaintiff. No date has been set yet for the hearing of that motion. In the Quebec Action, a motion requesting permission to amend the petition was filed on April 6, 2010, to align the allegations in said petition with those pleaded in the Ontario Action. A case management judge has been appointed but no date has been set yet for the case conference.

QUARTERLY REPORT–Q1 2011 P. 37

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) )

13. CONTINGENCIES (continued):

On August 3, 2010, the Company announced it had entered into an agreement to settle all claims raised in these class action lawsuits, subject to final approval from the courts.  In consideration of the dismissal of these lawsuits currently pending and releases from Class Members of the claims against the Company and certain of its senior executives, the settlement agreement provides for a total amount of $22.5 million which has been paid into an escrow account for distribution to Class Members.  The settlement is conditional on all three courts’ approval. Hearings to obtain approval of the settlement are scheduled during the second quarter of fiscal 2011. Under the settlement agreement, the Company has no financial obligation as the settlement would be entirely funded by the Company’s insurers, and therefore no provision has been recorded in the unaudited interim Consolidated Financial Statements.

In the event the courts do not approve the settlement, the parties will revert to their litigation positions immediately prior to the execution of the settlement agreement.  If such event would occur, the Company would continue to strongly contest the basis upon which these actions are predicated and would vigorously defend its position. Under this scenario, due to the inherent uncertainties of litigation, it would not be possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any.

14. SEGMENTED INFORMATION:

The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.

(a)	Net sales by major product group:

	Three months ended
	January 2, 2011	January 3, 2010

Activewear and underwear	$270,103	$152,907
Socks	61,177	67,508
	$331,280	$220,415

(b)	Major customers and revenues by geographic area:

(i) The Company has two customers accounting for at least 10% of total net sales:

	Three months ended
	January 2, 2011	January 3, 2010

Company A	19.0%	26.3%
Company B	17.5%	20.2%

(ii) Net sales were derived from customers located in the following geographic areas:

	Three months ended
	January 2, 2011	January 3, 2010

United States	$302,772	$196,512
Canada	9,180	6,282
Europe and other	19,328	17,621
	$331,280	$220,415

QUARTERLY REPORT–Q1 2011 P. 38

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) )

14. SEGMENTED INFORMATION (continued):

(c)	Property, plant and equipment by geographic area are as follows:

	January 2, 2011	October 3, 2010	January 3, 2010

Honduras	$256,907	$243,033	$215,988
Caribbean Basin	118,776	118,876	100,936
United States	82,836	81,555	81,252
Bangladesh	12,339	12,124	-
Canada	9,738	10,051	12,328
Other	13,707	13,653	10,019
	$494,303	$479,292	$420,523

(d)	Intangible assets by geographic area are as follows:

	January 2, 2011	October 3, 2010	January 3, 2010

United States	$53,581	$54,650	$57,808
Canada	5,123	5,456	8,012
Honduras	874	907	795
Other	271	308	427
	$59,849	$61,321	$67,042

(e)	Goodwill by geographic area is as follows:

	January 2, 2011	October 3, 2010	January 3, 2010

United States	$6,709	$6,709	$6,709
Bangladesh	3,488	3,488	-
	$10,197	$10,197	$6,709

15. COMPARATIVE FIGURES:

Certain comparative figures have been adjusted to conform to the current year’s presentation including the reclassification of the January 3, 2010 net book value of computer software of $11.1 million, comprised of a cost of $25.6 million and accumulated amortization of $14.5 million from property, plant and equipment to intangible assets.

The Company also reclassified the January 3, 2010 future income tax assets of $8.0 million as an offset against future income tax liabilities.

QUARTERLY REPORT–Q1 2011 P. 39